EXHIBIT 99.6 CERTIFICATION REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE Gildan Activewear Inc. (the “Corporation”) is filing this Amendment No. 1 to its annual report on Form 40-F for the fiscal year ended January 2, 2022 (the “Report”) with the United States Securities and Exchange Commission. I, Glenn J. Chamandy, President and Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge: 1 The Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and 2 The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation. Dated: March 8, 2022 /s/ Glenn J. Chamandy Name: Glenn J. Chamandy Title: President and Chief Executive Officer

CERTIFICATION REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE Gildan Activewear Inc. (the “Corporation”) is filing this Amendment No. 1 to its annual report on Form 40-F for the fiscal year ended January 2, 2022 (the “Report”) with the United States Securities and Exchange Commission. I, Rhodri J. Harries, Executive Vice-President, Chief Financial and Administrative Officer of the Corporation, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge: 1 The Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and 2 The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation. Dated: March 8, 2022 /s/ Rhodri J. Harries Name: Rhodri J. Harries Title: Executive Vice-President, Chief Financial and Administrative Officer